SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-held Company

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON SEPTEMBER 29, 2017

Dear Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem”) hereby submits this management proposal (“Proposal”) related to the Extraordinary General Meeting of Braskem, which will be held on September 29, 2017, at 10:00 a.m., at its principal place of business located at Rua Eteno, nº 1.561, Camaçari/BA (“Meeting”), in compliance with the provision set forth in the Brazilian Securities Exchange Commission (“CVM”) Ruling No. 481, of December 17, 2009, as amended (“CVM Ruling 481”) and Law No. 6.404, of December 15, 1976, as amended (“Corporation Law”).

Strictly in compliance with the corporate law and in line with our commitment of continuously seeking the best Corporate Governance practices, we invite the Shareholders to participate in the General Meeting, which will take place on the date, time and location indicated above, to resolve on the following matters, pursuant to article 256 of Law No. 6.404, of December 15, 1976: (i) the ratification of the appointment and hiring of G5 Consultoria e Assessoria Ltda. and Apsis Consultoria e Avaliações Ltda., as specialized independent companies for purposes of preparing the appraisal reports on the shares issued by Cetrel S.A. (“Cetrel”), a company enrolled in the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 14.414.973/0001-81 (“Appraisal Reports”); (ii) the review and approval of the Appraisal Reports; and (iii) the approval of the acquisition by the Company, under the terms of this Proposal: (a) of shares representing 63.66% of the total voting capital of Cetrel, which are currently held by Odebrecht S.A., a company enrolled in the CNPJ/MF under No. 05.144.757/0001-72 (“Odebrecht S.A.”); and (b) indirectly, of the share control of Distribuidora de Água Camaçari S.A., a company enrolled in the CNPJ/MF under No. 01.944.031/0001-63 (“DAC”), considering that the totality of the shares issued by DAC is currently held by Cetrel.

1. Matters of the Meeting Agenda and Management Proposal

In view of the foregoing and considering the Company's interest, the Management presents the following information regarding the matters included in the agenda for the mentioned Meeting:

 i) Ratification of the appointment and hiring of G5 Consultoria e Assessoria Ltda. and Apsis Consultoria e Avaliações Ltda., as specialized independent companies for purposes of preparing the appraisal reports on the shares issued by Cetrel S.A., a company enrolled in the CNPJ/MF under No. 14.414.973/0001-81 (“Cetrel”), pursuant to article 256 of the Corporation Law (“Appraisal Reports”):

To prepare the Appraisal Reports of Cetrel, under article 256 of the Corporation Law, the following specialized independent companies have been chosen and engaged:

(a)     G5 Consultoria e Assessoria Ltda. (G5|Evercore),a company enrolled in the CNPJ/MF under No. 08.695.920/0001-83, with its principal place of business at Avenida Brigadeiro Faria Lima, nº 3.311, 10º andar, Itaim Bibi, in the City and State of São Paulo – CEP 04.538-133; and

(b)     Apsis Consultoria e Avaliações Ltda., a company enrolled in the CNPJ/MF under No. 27.281.922/0001-70, with its principal place of business at Rua da Assembleia, nº 35, 12º andar, Centro, in the City and State of Rio de Janeiro – CEP 20.011-001.

Supplementary studies and reports were also ordered, to support the appraisal of the Transaction, which were prepared by the following specialized independent companies (“Supplementary Studies”):

(c)      Banco BNP Paribas Brasil S.A., a joint-stock company enrolled in the CNPJ/MF under No. 01.522.368/0001-82, with its principal place of business at Avenida Presidente Juscelino Kubitschek, nº 510, 1º, 10º, 11º, 12º a 14º andares, in the City and State of São Paulo – CEP 04.543-000; and

(d)     Deloitte Touche Tohmatsu Consultores LTDA., a company enrolled in the CNPJ/MF under No. 49.928.567/0001-11, with its principal place of business at Avenida Doutor Chucri Zaidan, nº 1.240, 4º ao 12º andares, in the City and State of São Paulo/SP – CEP 04.711-130.

The identification, qualification and additional information regarding each independent company retained are included in item Erro! Fonte de referência não encontrada. of Exhibit I, as well as in Exhibit IV hereto.

(ii) Review and approval of the Appraisal Reports:

In furtherance to the terms of paragraph 1, article 256 of the Corporation Law, Exhibit III to this Proposal contains the Appraisal Reports of Cetrel prepared by the independent companies listed in subitems (a) and (b) of item (i) of the agenda of the Meeting.

In line with our commitment of continuously pursuing the best Corporate Governance practices, Exhibit III to this Proposal also contains the Supplementary Studies prepared by the independent companies listed in subitems (c) and (d) of item (i) of the agenda of the Meeting.

(iii) The approval of the acquisition by the Company, under the terms of this Proposal: (a) of shares representing 63.66% of the total voting capital of Cetrel, which are currently held by Odebrecht S.A., a company enrolled in the CNPJ/MF under No. 05.144.757/0001-72 (“Odebrecht S.A.”); and (b) indirectly, of the share control of Distribuidora de Água Camaçari S.A., a company enrolled in the CNPJ/MF under No. 01.944.031/0001-63 (“DAC”), considering that the totality of the shares issued by DAC is currently held by Cetrel:

In view of the market opportunity that the acquisition of a (direct and indirect, respectively) shareholding in Cetrel and DAC represents, as well as the strategic position of said assets for the Company’s operations, the Management of Braskem proposes that the Shareholders resolve on the acquisition, by the Company, of shares representing sixty-three point sixty six percent (63.66%) of the total voting capital of Cetrel, which, if acquired, will not only guarantee the Company’s share control of Cetrel, but also the indirect share control of DAC (“Transaction”).

In further details, the aforementioned Transaction ensures the adequate management of Cetrel, a company that holds the largest effluents and industrial waste treatment plant of Latin America, and is accountable for supplying 100% of the demineralized, clarified and potable water needs, as well as for managing the fire water reservoir for the entire Polo de Camaçari, which is essential for Braskem’s operations in Camaçari.

In spite of the fact that the main reason for the acquisition is connected to the assurance of reliability of the operations in Polo de Camaçari, we must state that Cetrel has a solid long-term client base, including Braskem itself, and is inserted within a demanding and growing market for its services. These factors, coupled with the specific technical know-how of its segment of operation, the operational expertise and maturity of its processes also allow a proper foreseeability of costs and investments. Thus, we have a favorable economic-financial perspective for its profitability over the coming years.

Exhibit I hereto includes the detailed information listed in Exhibit 19 of CVM Ruling 481/09 regarding the acquisition of Cetrel’s control and, indirectly, DAC’s control, including a summary of the terms and conditions of the Transaction, as well as other relevant information.

Accordingly, since such matter of the agenda is of special interest to the party(ies) related to the Company, the information listed in article 8 of CVM Ruling 481/09 is presented in detail in Exhibit II to this Proposal.

Additionally, it is important to inform that, as mentioned below, this meeting is being called because the Transaction falls under the event in item I of article 256 of the Corporation Law, to the extent that the acquisition of control of Cetrel, under the terms of the Transaction, represents a relevant investment for the Company. Therefore, the Company’s Management verified that the purchase price does not exceed 1.5 times the highest amount among the parameters set out in item II of article 256 of the Corporation Law, as shown in the Appraisal Report prepared by Apsis Consultoria e Avaliações Ltda.  Consequently, it should be stressed that the shareholders dissenting from the resolution of the Meeting that approves the Transaction will not have the right to withdraw.

2. Shareholders’ Representation

The participation of the Shareholder in the Meeting may be done in person or by proxy duly established, and detailed guidelines regarding the documentation required for representation are set forth in the Proposal, in the Call Notice for the Meeting disclosed on this date and in item 12.2 of the Company's Reference Form.  Additional information of the participation in the Meeting are described below:

•               In person or by proxy: with a view to expediting the works of the Meeting, the Company's Management requests that the Shareholders file with the Company, at the offices located at Rua Lemos Monteiro, 120, 22º andar, CEP 05501-050, São Paulo, SP, 72 hours prior to the date scheduled for the Meeting, the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares, 8 days prior to the holding of the Meeting; (ii) power of attorney, duly compliant with the law, in case of proxy representation of the shareholder, with grantor’s signature certified by a notary public, notarization, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors' election (if any) and minutes of the Executive Board election if the shareholder is a legal entity; and/or (iii) with respect to shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. The Company’s shareholder or legal representative thereof shall attend the Meeting bearing proper identification documents.

However, it is worth stressing that, under paragraph 2 of article 5 of CVM Ruling 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not accept powers of attorney granted by shareholders by electronic means.

Finally, all legal and regulatory exhibits are detailed in this Proposal.

The Management

EXHIBIT	PAGE
EXHIBIT I – Information on the acquisition of control	6

EXHIBIT II – Information of special interest to related party(ies)	15

EXHIBIT III – Appraisal reports and supplementary studies (fairness opinion)	17

EXHIBIT IV - Information on the appraisers	18

EXHIBIT V - Work proposals of the appraisers	20

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-held Company

EXHIBIT I

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON SEPTEMBER 29, 2017

Information on the acquisition of control of Cetrel (in compliance with exhibit 19 of CVM Ruling 481)

1            Business description:Acquisition by the Company of one million, two hundred and sixty-nine thousand, two hundred and ninety (1,269,290) registered common shares, without par value,  issued by Cetrel, representing sixty-three point six six (63.66%) of the total voting capital of Cetrel, which are currently held by Odebrecht S.A.(“Transaction”), the closing of which shall occur after certain conditions precedent are fulfilled, including approval of the Transaction by the Company’s General Meeting.

2            Legal reason why the business was submitted to approval by the meeting: Article 256of the Corporation Law, provided the event in item I of such Article is observed: the purchase price traded with respect to the Transaction is a relevant investment to the Company, under the terms of the sole paragraph of article 247 of the Corporation Law.

3            Regarding the company whose control was or will be acquired:

3.1       Name and identification: CETREL S.A., a closely-held corporation, with its principal place of business at Via Atlântica, km 09, Estrada do Coco, Polo Petroquímico, Área Industrial Leste, Municipality of Camaçari, State of Bahia, Brazil, CEP 42.810-000, enrolled in the CNPJ/MF under No. 14.414.973/0001-81;

3.2       Number of shares or quotas of each class or type issued: one million, nine hundred and ninety-three thousand, eight hundred and sixty-nine (1,993,869) registered common shares, without par value, issued by Cetrel;

3.3       List of all controlling shareholders or members of the control block, whether direct or indirect, and their interest in the share capital, if they are related parties, as defined by the accounting rules on this matter:

3.3.1  Odebrecht S.A., a closely-held corporation, with its principal place of business at Avenida Luís Viana, nº 2.841, City of Salvador, State of Bahia, Brazil, CEP 41.730-900, enrolled in the CNPJ/MF under No. 05.144.757/0001-72, currently holding registered common shares, without par value, issued by Cetrel representing sixty-three point sixty six (63.66%) of the total voting capital of Cetrel (“Seller”);

3.3.2  ODBINV S.A., a closely-held corporation, with its principal place of business at Avenida Luís Viana, nº 2.841, City of Salvador, State of Bahia, Brazil, CEP 41.730-900, enrolled in the CNPJ/MF under No. 15.105.588/0001-15, the current controlling company of Seller (“ODBINV”);

3.3.3  Kieppe Participações e Administração LTDA., a limited liability company, with its principal place of business at Alameda das Catabas, nº 192, Caminho das Árvores, City of Salvador, State of Bahia, Brazil, CEP 41.820-440, enrolled in the CNPJ/MF under No. 04.215.837/0001-09, the current controlling company of ODBINV (“KIPA”);

3.3.4  Kieppe Patrimonial S.A., a closely-held corporation, with its principal place of business at IA de Kieppe, S/N, City of Ituberá, State of Bahia, Brazil, CEP 45.435-000, enrolled in the CNPJ/MF under No. 14.407.316/0001-07, the current controlling company of KIPA.

3.4       Information related to each class or type of shares of the company whose control will be acquired:

3.4.1  Minimum, medium and maximum quotation for each year, quarter, month and last 90 days, in the markets in which they are traded (pursuant to subitems (i) to (iv) of item 3(d) of Exhibit 19 of CVM Ruling 481: not applicable – Cetrel has no shares traded in stock exchange or over-the-counter market;

3.4.2  Net equity value at market prices, if the information is available: According to the appraisal reports, the net equity value at market price, on the base date of 31.12.2016, is seven hundred and two million, two hundred and sixty-eight thousand Reais (R$ 702,268,000.00);

Value of the annual net profit for the last two (2) fiscal years, adjusted for inflation: (i) net profits for the fiscal year of 2016, adjusted for inflation by the Extended National Consumer Price Index (IPCA) up to June 30, 2017: R$ 18,052,709.99; and (ii) net profit for the fiscal year of 2015, adjusted for inflation by the IPCA up to June 30, 2017: R$ 20,188,292.84.

4            Main terms and conditions of the business:

The Company’s Management hereby informs the Shareholders that the information and data provided below are merely summaries of the terms and conditions agreed upon by Braskem and Odebrecht S.A., and therefore, do not reflect the entire extent and exceptions applicable to each of the respective clauses.

4.1       Identification of the seller:

ODEBRECHT S.A., a closely-held corporation, with its principal place of business at Avenida Luís Viana, nº 2.841, City of Salvador, State of Bahia, Brazil, CEP 41.730-900, enrolled in the CNPJ/MF under No. 05.144.757/0001-72, as seller (“Seller”);

4.2       Total number of shares or quotas acquired or to be acquired: one million, two hundred and sixty-nine thousand, two hundred and ninety (1,269,290) registered common shares, without par value, issued by Cetrel, fully paid up;

4.3       Total price: The base price is of six hundred and ten million Reais (R$ 610,000,000.00), subject to price adjustment as per the values of final working capital and final net debt existing at closing;

4.4       Price per share or quota of each type or class: Base price per share of four hundred and eighty Reais and fifty-eight centavos (R$ 480.58), subject to price adjustment as per the values of final working capital and final net debt existing at closing;

4.5       Payment method: wire transfer of immediately available funds (TED) on the closing day (fifth (5th) business day after the date of fulfillment or waiver of all conditions precedent or another date agreed upon between the parties).

4.6       Conditions precedent to which the business is subject:

4.6.1  No law shall be enacted, revoked or altered, nor shall any judicial or administrative order, law, decree or the like have been granted by any competent governmental authority, nor shall any other restriction or prohibition have been issued, enacted or applied or be in full force and effect, which may prevent, restrict or render illegal the implementation of the Transaction.

4.6.2  Seller, Odebrecht Utilities S.A. and Braskem shall have complied with all their obligations and commitments set out in the respective agreement which, under the terms of such agreement, must be performed thereby on or by the closing date, and shall have taken all necessary measures and delivered all documents that are required or necessary to implement the Transaction;

4.6.3  The representations and warranties of Seller, of Odebrecht Utilities S.A. and of Braskem shall be true, precise, correct and complete on the closing date, as if such representations and warranties had been provided on the closing date (except for the representations and warranties that are provided in connection with a specific date, in which case such representations and warranties shall have been true, precise, correct and complete on such date);

4.6.4  No Material Adverse Effect shall have occurred between the execution date and the closing date;

4.6.5  The Transaction shall have been approved by the General Meeting of Braskem, pursuant to article 256 of the Corporation Law;

4.6.6  The Transaction shall have been approved by the Board of Directors of Seller, pursuant to its corporate documents and the Corporation Law; and

4.6.7  The transfer of all activities of incineration and co-processing of Cetrel-Lumina Tecnologia e Engenharia Ambiental Ltda. (CNPJ No. 07.981.796/0001-50) (“Cetrel-Lumina”) and respective assets to Cetrel shall have been duly completed (including (a) the actual transfer of the assets in reference to Cetrel; (b) the transfer to Cetrel of the licenses necessary to regulate the development by Cetrel of the incineration and co-processing activities developed by Cetrel-Lumina (such as Blend Operational License (co-processing), Incineration Operational License and License from the Federal Police for Controlled Products), or the filing, with the competent Governmental Authorities, of the request for (I) transfer of such Licenses to Cetrel, or (II) inclusion in the current Licenses of Cetrel and DAC of the activities and inputs contemplated by the Licenses of Cetrel-Lumina referred to above, in case such filing (related to item (I) or to item (II), as applicable) is sufficient, under the terms of the applicable Law, for the regular development by Cetrel of the activities referred to herein; and (c) obtaining of the proper corporate authorizations and of third parties) without any additional cost or charges for Cetrel or DAC;

4.7       Summary of representations and warranties of sellers. Representations and warranties provided by Seller and by Odebrecht Utilities S.A. specially regarding organization, regular incorporation, capacity, legitimacy, authorization, necessary consents, lack of conflicts and pending rights, share capital of Cetrel and DAC, existing governmental licenses and authorizations, financial statements, estimated working capital, conduction of business in the ordinary course of business, real properties, assets, intellectual property, relevant agreements, guarantees to third parties, environmental aspects, litigation, anti-corruption, tax aspects, labor aspects, insurance, powers of attorney, transactions with related parties, notifications to FINEP and financial obligations.

4.8       Rules on indemnification of purchasers. In a simplified manner, Seller and Odebrecht Utilities S.A. (jointly and severally liable for the Seller’s obligations arising from the Transaction) shall indemnify the Company and its related parties (including Cetrel and DAC) (“Indemnified Parties of Purchaser”) for and in relation to any and all losses that the Indemnified Party of Purchaser shall actually disburse as a result of or related to, among other cases:

4.8.1  Any untruthfulness, mistake, inaccuracy, violation or breach of any representation or warranty provided by Seller or by Odebrecht Utilities S.A.;

4.8.2  Any partial or total default on any covenant, obligation or commitment assumed by Seller or by Odebrecht Utilities S.A. in any of the documents of the Transaction, observing certain exceptions;

4.8.3  Any act, fact or omission related to Cetrel and DAC with a triggering event occurring between December 28, 2012 (when Braskem ceased to control Cetrel – “Base Date”) and the closing date, subject to certain provisos;

4.8.4  Infraction Notice No. 2014-012810/TEC/AIMU-1299, drawn up on November 27, 2014 by the Environment and Water Resources Institute (INEMA) against Cetrel;

4.8.5  Any noncompliance with any anticorruption law by Seller, by Odebrecht Utilities S.A., by Odebrecht Ambiental or by Odebrecht Ambiental Participações in relation to or affecting Cetrel, DAC or the Transaction, which has been practiced between the Base Date and the closing date and which has not been informed to Braskem;

4.8.6  Any noncompliance with any anticorruption law by Cetrel and/or by DAC, by any companies that have been taken over or the assets of which have been totally or partially acquired or taken over by Cetrel and/or DAC or by any of their subsidiaries that have been wound up/liquidated between the Base Date and the closing date (including Cetrel Bioenergia Ltda., enrolled in the CNPJ/MF under No. 12.144.321/0001-49);

4.8.7  Transfer of the incineration assets by Cetrel-Lumina to Cetrel, subject to certain limitations of responsibility;

4.8.8  Any corporate restructuring, winding-up/liquidation of any subsidiaries of Cetrel or DAC, or creation or tax utilization of any premium, involving Cetrel and/or DAC (or any merged company or a company the assets of which have been totally or partially acquired or taken over by Cetrel and/or by DAC or any subsidiaries of Cetrel or DAC, which have been wound-up/liquidated), with a triggering event between the Base Date and the closing date (regardless of the date of the actual loss, but observing certain restrictions agreed upon between the parties).

Certain limitations of responsibility of Seller and Odebrecht Utilities S.A. were also established, such as (among others) those summarized below:

(i)          Proportionality. In general, any losses affecting Cetrel or DAC shall only be indemnified at the rate of 63.66% (a percentage equal to Seller’s participation in Cetrel which is the subject matter of the Transaction);

(ii)         Minimum Demand Value. The indemnification obligation of Seller and of Odebrecht Utilities S.A. shall be payable only if the indemnifiable loss, individually considered, exceeds fifty thousand Reais (R$ 50,000.00), fully adjusted by the variation of the IGP-M/FGV from the date of signing of the agreement up to the date of the loss in reference;

(iii)        Basket. The indemnification obligation of Seller and of Odebrecht Utilities S.A. shall be payable only when the sum of the indemnifiable losses exceeds two million Reais (R$ 2,000,000.00), fully adjusted by the variation of the IGP- M/FGV from the date of signing of the agreement up to the date of the loss in reference;

(iv)        Cap: The indemnification obligation of Seller and of Odebrecht Utilities S.A. is limited to the aggregate value of sixty-five million Reais (R$65,000,000.00), fully adjusted by the variation of the IGP-M/FGV from the date of signing of the agreement up to the date of the actual payment of the loss in reference;

(v)         Indirect Damages. No indirect damages, consequential damages, loss of profits, moral damages, punitive or exemplary damages of any kind or loss of opportunity shall be indemnified;

(vi)        Time limit for demanding indemnification:

(a)         Ten (10) years as of the closing date for losses involving environmental matters;

(b)         Six (6) years as of the closing date for losses involving tax and social security matters;

(c)         Three (3) years as of the closing date for losses involving labor matters; and

(d)         Five (5) years as of the closing date for other losses.

(vii)       Contingency disclosed. In general, with due regard for the exceptions set out in the respective agreement summarized above, losses resulting from acts or facts that have been disclosed by Seller or by Odebrecht Utilities S.A. are not subject to indemnification.

4.9       Necessary governmental approvals. The parties agree that certain licenses, as a condition precedent, should be transferred or obtained by Cetrel, as provided for in item Erro! Fonte de referência não encontrada. above. The Transaction is not subject to approval by the national or foreign antitrust authorities.

4.10    Guarantees granted. The obligations of Seller and of Odebrecht Utilities S.A. established in the agreement are jointly and severally assumed by both, and with the express waiver of any benefits of order.

5            Description of the business purpose: Cetrel is a strategic asset within the operation logic of Polo de Camaçari and has the largest effluent and industrial residue treatment central in Latin America. The purpose of the Transaction is to ensure the safety and reliability of Cetrel’s industrial operations, due to how essential its assets are to Braskem’s and Polo de Camaçari’s operations.

6            Analysis of the benefits, costs and risks of the business: Cetrel is the company that has the largest effluent and industrial residue treatment central in Latin America, and its businesses include the provision of environmental services at Polo de Camaçari, with its treatment station being connected to Braskem’s plants. Cetrel is currently responsible for meeting 100% of the demineralized, clarified and drinking water needs, as well as for the management of the firefighting water reservoir for the whole of Polo de Camaçari. Due to how essential Cetrel’s assets are for Braskem’s and Polo de Camaçari’s operations, it is important to ensure security and reliability of its industrial operations.

In addition to payment of the price, the main costs of the Transaction are related to legal and financial consultants, to the preparation of the Appraisal Reports and Supplementary Studies.

The risks, for their turn, arise from the level of complexity and size of Polo Petroquímico de Camaçari. Given that Cetrel is responsible for the treatment of effluents, industrial residues and supply of water for industrial use, its qualified management is a key factor in the operational and environmental safety of Braskem’s plants and all of Polo de Camaçari. An interruption to Cetrel’s operations would have as a consequence the stoppage of all Braskem’s plants in the complex, in addition to the environmental risks involved, with ripple effects that could lead to the stoppage of the entire petrochemical complex.

7            The Company will incur into costs if the Transaction is not approved: costs with legal and financial consultants, costs with preparation of the Appraisal Reports and Supplementary Studies, in addition to the generation of potential liabilities, if a high-quality management of Cetrel is not preserved, which is a condition necessary to ensure its safe operations due to the level of complexity of Polo Petroquímico de Camaçari.

8            Description of the sources of funds for the business: the funds to pay the Purchase Price shall originate from the Company’s cash availabilities, not causing a material impact on its level of leverage and for the results of the fiscal year.

9            Description of the management plans for the company whose control was or will be acquired. The plan shall be to continue investing in the operational reliability and efficiency of Cetrel’s industrial assets, in the team’s expertise and in the high-quality management, so as to ensure the safe operation of Cetrel, of Braskem’s plants and of all of Polo de Camaçari.

10         Justified declaration of the managers recommending approval to the business. Cetrel is a strategic asset within the operation logic of Polo de Camaçari and has the largest effluent and residue treatment center in Latin America. Due to how essential Cetrel’s assets are for Braskem’s and Polo de Camaçari’s operations, it is important to ensure the safety and reliability of its industrial operations. Based on such premises, the Operation was approved by Braskem’s Financial and Compliance Committees, as well as by its Board of Directors.

11         Existing corporate relationship, even if indirect, between sellers or the company whose control was or will be disposed of; and, on the other hand, Braskem’s related parties: Seller indirectly controls both Braskem and Odebrecht Utilities S.A..

12         Details of any business carried out over the last two (2) years by the company’s related parties, as defined by the accounting rules on such matter, indicating the share interests or other securities or debt instruments of the company whose control was or will be acquired: Not applicable (no transaction in this regard was performed).

13         Copy of all studies and appraisal reports, prepared by the company or by third parties, which supported the negotiation of the purchase price (to be sent by category “Economic and Financial Data”, type “Appraisal Report”, subject “Report used in acquisition of control”).A copy of the appraisal reports for the acquisition of the share control of Cetrel, prepared by G5 Consultoria e Assessoria Ltda. and Apsis Consultoria e Avaliações Ltda. in compliance with the provisions in paragraph 1, article 256 of the Corporation Law, as well as copies of the studies prepared by Banco BNP Paribas Brasil S.A. and Deloitte Touche Tohmatsu Auditores Independentes, are available in Exhibit III to this Proposal.

14         Data of the third parties that prepared studies and appraisal reports

14.1    Names and Qualification:

14.1.1                G5 Consultoria e Assessoria Ltda. (G5|Evercore), a company enrolled in the CNPJ/MF under No. 08.695.920/0001-83, with its principal place of business at Avenida Brigadeiro Faria Lima, nº 3.311, 10º andar, Itaim Bibi, in the City and State of São Paulo – CEP 04.538-133.

14.1.2                Apsis Consultoria e Avaliações Ltda., a company enrolled in the CNPJ/MF under No. 27.281.922/0001-70, with its principal place of business at Rua da Assembleia, nº 35, 12º andar, Centro, in the City and State of Rio de Janeiro – CEP 20.011-001.

14.1.3                Banco BNP Paribas Brasil S.A. – a joint-stock company enrolled in the CNPJ/MF under No. 01.522.368/0001-82, with its principal place of business at Avenida Presidente Juscelino Kubitschek, nº 510, 1º, 10º, 11º, 12º a 14º andares, in the City and State of São Paulo – CEP 04.543-000; and

14.1.4                Deloitte Touche Tohmatsu Auditores Independentes, a company enrolled in the CNPJ/MF under No. 49.928.567/0001-11, with its principal place of business at Avenida Doutor Chucri Zaidan, nº 1.240, 4º ao 12º andares, in the City and State of São Paulo – CEP 04.711-130

14.2    How they were selected: The specialized companies G5 Consultoria e Assessoria Ltda., Apsis Consultoria e Avaliações Ltda., Banco BNP Paribas Brasil S.A. and Deloitte Touche Tohmatsu Auditores Independentes were selected based on qualification, independence and price criteria.

14.3    None of the appraising companies and consultants mentioned above is a related party of Braskem, as defined by the accounting rules regarding such matter.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-held Company

EXHIBIT II

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON SEPTEMBER 29, 2017

Information on special interest of Braskem’s related party (in compliance with article 8 of CVM Ruling 481)

(i)          Name, identification of the interested related party and nature of the relationship of the interested related party with the company:

(a)         Odebrecht S.A., a closely-held corporation, with its principal place of business at Avenida Luís Viana, nº 2.841, City of Salvador, State of Bahia, Brazil, CEP 41.730-900, enrolled in the CNPJ/MF under No. 05.144.757/0001-72, currently holds, as Seller, registered common shares without par value issued by Cetrel and representing sixty-three point six six percent (63.66%) of the total voting capital of Cetrel. It also currently indirectly controls DAC and Braskem;

(ii)         quantity of shares and other securities issued by the company which are held by the interested related party, directly or indirectly: Odebrecht S.A., indirectly holds 226,334,623 common shares and 79,182,498 “A” preferred shares issued by Braskem.

(iii)        existing balance, payable and receivable, between the involved parties: R$ 610 million payable by Braskem.

(iv)        detailed description of the nature and extent of interest in question: Odebrecht S.A., which indirectly controls Braskem, is the Seller of the shares under the Transaction;

(v)         recommendation by the Company’s Management regarding the proposal, outlining the advantages and disadvantages of the Transaction for the Company: the Company’s Management recommends the approval of all matters set out in the agenda of the Meeting, in view of the strategic position of CETREL’s and DAC’s businesses for Braskem’s operations, as detailed in Exhibit I.

(vi)        considering that the Transaction contained in the agenda falls under the rules of article 245 of the Corporation Law, below:

(a)         Detailed statement prepared by the Management, that the Transaction fulfills conditions on an arm’s length basis, or foresees a suitable compensatory payment: the Management clarifies, as detailed in Exhibit I to this Proposal and based on the Appraisal Reports and Supplementary Studies (contained in Exhibit III to this Proposal), that the Transaction fulfill conditions strictly on an arm’s length basis, with a suitable compensatory payment and in full observance of the rules of article 245 of the Corporation Law.

(b)         Analysis of the terms and conditions of the Transaction based on prevailing market terms and conditions: All the terms and conditions of the Transaction, summarized in Exhibit I hereto, were negotiated according to market standards, on an arm’s length basis, based on the Appraisal Reports and Supplementary Studies.

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-held Company

EXHIBIT III

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON SEPTEMBER 29, 2017

Appraisal Reports and Supplementary Studies

(Remaining of the page left intentionally blank.

Appraisal Reports and Supplementary Studies on the following page)

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-held Company

EXHIBIT IV

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON SEPTEMBER 29, 2017

INFORMATION INDICATED IN EXHIBIT 21 TO CVM RULING 481

Information on the Appraisers

1.        List the appraisers recommended by the management

G5 Consultoria e Assessoria Ltda. (G5|Evercore)

Apsis Consultoria e Avaliações Ltda.

2.        Describe the qualification of the recommended appraisers

The appraisal companies listed above are specialized in the Brazilian market, with relevant dedication and specific methodology related to merger and acquisition transactions, and act through multidisciplinary and qualified teams with large expertise in assisting the preparation of reports of this type. Further details regarding experience and individual qualification of each of such companies are available for consultation in the respective appraisal reports.

3.        Provide a copy of the work proposals and compensation of the recommended appraisers

The work proposals of the appraisers are listed in Exhibit V. The compensation payed by the Company to the appraisers recommended to prepare the respective Appraisal Reports was of one million nine hundred eighty-two thousand (R$ 1,982,000.00).

4.        Describe any relevant relationship existing in the last three (3) years between the recommended appraisers and the parties related to the company, as defined by the accounting rules on the matter.

In relation to Apsis, there is no material relationship between the recommended appraisers and parties connected to the company. Apsis did, however, provide services to the company and related parties, within the accounting and economic-financial appraisal report drafting.

With regards to G5|Evercore, except for (i) the drafting of the appraisal report connected to the acquisition of Cetrel; and (ii) the commercial relationships (that is, the provision of financial consultancy services) listed below with Braskem’s current relevant shareholders (either direct or indirect), G5|Evercore and its affiliates have not provided services of any kind to Braskem or any parties related to Braskem over the last 3 years:

    Petróleo Brasileiro S.A. (“Petrobras”)

      Financial consultancy to Petrobras in the appraisal of assets in the Bijupirá and Salema Fields (2015);
      Financial consultancy to Petrobras in the appraisal of its interest of one hundred percent (100%) in the share capital of Petroquímica Suape (PQS) (2016); and
      Financial consultancy to Petrobras in the appraisal of its interest of one hundred percent (100%) in the share capital of refinery Nansei Skiyu K.K. (2016).

    Odebrecht S.A. (“Odebrecht”)

      Financial consultancy to Odebrecht TransPort Participações S.A. (“Odebrecht TransPort”) in the process of sale of its interest of fifty-eight point seven percent (58.7%) in the share capital of Otima Concessionária de Exploração de Mobiliário Urbano S.A. (“Otima”) (2017).

BRASKEM S.A.

C.N.P.J. No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-held Company

EXHIBIT V

MANAGEMENT PROPOSAL

FOR THE EXTRAORDINARY GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON SEPTEMBER 29, 2017

Work proposals of the appraisers

(The remainder of this page was intentionally left blank.

Proposals of the appraisers to follow on the next page)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.